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                            August 16, 2021

       Reza Zadno, Ph.D.
       Chief Executive Officer
       PROCEPT BioRobotics Corporation
       900 Island Drive
       Redwood City, CA 94065

                                                        Re: PROCEPT BioRobotics
Corporation
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 29,
2021
                                                            CIK No. 0001588978

       Dear Dr. Zadno:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 29, 2021

       Our Clinical Results and Studies, page 114

   1. We note your response to our prior comment 16. To the extent known, please expand your disclosure to
address how the transfusion rates and hemostatis observed in your clinical studies
compare to TURP and other alternative surgical treatments.
 Reza Zadno, Ph.D.
FirstName
PROCEPT LastNameReza     Zadno, Ph.D.
           BioRobotics Corporation
Comapany
August 16, NamePROCEPT
           2021           BioRobotics Corporation
August
Page 2 16, 2021 Page 2
FirstName LastName
Intellectual Property, page 126

2. We note your response to our prior comment 18. Please revise your disclosure to specify the type of patent protection afforded to the material patents covering your AquaBeam
         Robotic System (e.g., composition of matter, use or process). Please also identify the jurisdictions of the 25 foreign patents covering your AquaBeam Robotic System.
       You may contact Christine Torney at 202-551-3652 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Thomas Kluck at 202-551-3233 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      Drew Capurro, Esq.